FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 24, 2004

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THAT IT HAS WON THE AUCTION FOR PRIVATIZATION OF A BLOCKING STAKE IN YAKUTUGOL

Yakutsk, Russia – January 24, 2005 – Mechel has won an auction for the sale of ordinary shares in Open Joint Stock Holding Company Yakutugol that constitute 25% + 1 share of the company’s Charter capital.

At the auction Mechel, through its wholly-owned subsidiary, Littel Echo Invest. Corp., acquired 1,010,498 ordinary shares, or 25% + 1 share of the company’s charter capital, in OJSC Holding Company Yakutugol for approximately US$411 million (RUR11,577.6 billion) from the Ministry of Property of the Republic of Sakha (Yakutia).

Yakutugol extracts predominantly coking coal, as well as steam coal in open and underground mines. The Company’s annual output is approximately 9 million tons of coal, sales for 9 months of 2004 were about US$262.3 million (RUR7,282.5 billion). Coal reserves are approximately 300 million tons based on Russian reserve valuation standards.  The company has sold most of the output to the Asian Pacific region, primarily Japan, South Korea, and Taiwan, mostly under long-term contracts.

“Acquisition of the blocking stake in Yakutugol is in line with our overall strategy to strengthen our mining sector and increase production of coking coal.  We are very pleased that winning the auction opened a way for Mechel to expand its interests in a new region,” Mechel’s CEO, Vladimir Iorich, said after the auction.

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Mechel Steel Group OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel Steel Group is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel Steel Group products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange

Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   January 24, 2004